Atna Closes CDN$10 Million “Bought Deal” Financing

Vancouver, B.C. (December 16, 2005). Atna Resources Ltd. (ATN: TSX ) has closed its previously announced “bought deal” financing. The net proceeds of the financing will put Atna in good financial standing to continue exploration and development of the Pinson property and continue exploration of other properties as well as provide general working capital.

Gross proceeds totaling $10,057,500 was raised through the bought deal offering of 7,450,000 Special Warrants and underwriters’ over allotment of 2,250,000 Special Warrants at $1.35 per share. Each Special Warrant will be exercisable into one common share of the Company. The Company has undertaken to use its best efforts to file the prospectus qualifying the distribution of the common shares. If the prospectus is not cleared by the applicable securities commissions by January 31, 2006, then each Special Warrant outstanding will on exercise entitle the holder thereof to acquire 1.1 common shares without further payment on the part of the holder.

The financing was brokered through a syndicate of underwriters led by Canaccord Capital Corporation and included Haywood Securities Inc. and Pacific International Securities Inc. The Underwriters received a cash fee equal to 6.5% of the gross proceeds from the sale of the Special Warrants. In addition, the Company issued to the Underwriters special warrants exercisable for share purchase warrants equal to 7% of the number of Special Warrants issued under the Offering. The Underwriters’ Warrants have an exercise price of $1.55 per common share and a term of 12 months following the closing date of the Offering.

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million by the end of the year. Two underground and four surface drills are completing a drill program on the Pinson project to provide the basis to prepare a prefeasibility study for Pinson Mining early in the first quarter. Completion of a feasibility study is anticipated late in the second quarter of 2006.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.